August 29, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Rolaine Bancroft

Re:	ZAP Registration Statement on Form SB-2 Filed July 3, 2007 File No. 333-144325

Dear Ms. Bancroft:

On behalf of ZAP (the “Company” or “ZAP”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 27, 2007.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The prospectus has been updated on Page 12 with the requested disclosure.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

The prospectus has been updated on Pages 12 through 13 with the requested disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The prospectus has been updated on Page 14 with the requested disclosure.

3.	Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of:

▪
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

▪	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

▪	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

▪	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

▪
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

▪
the combined conversion price of the total number of shares underlying the convertible note calculated by using (i) Column 2 - the conversion price on the date of the sale of the convertible note and (ii) Column 3 - the total possible number of shares the selling shareholders may receive; and

▪
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

The prospectus has been updated on Page 14 with the requested disclosure.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

There are no provisions in the Convertible Debentures that could result in achange in the price per share upon the occurrence of certain events.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

▪
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

▪	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

▪
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

▪
the combined conversion price of the total number of shares underlying that other security calculated by using (i) Column 4 - the conversion price on the date of the sale of that other security and (ii) Column 5 - the total possible number of underlying shares; and

▪
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The prospectus has been updated on Pages 14 and 15 with the requesteddisclosure.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

▪	the gross proceeds paid or payable to the issuer in the convertible note transaction;

▪	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

▪	the resulting net proceeds to the Issuer; and

▪
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrant, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The prospectus has been updated on Page 15 with the requested disclosure.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

▪	the date of the transaction;

▪	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

▪
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

▪	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

▪
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

▪	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

▪	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The prospectus has been updated on Pages 15 and 16 with the requested disclosure.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

▪
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

▪	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

▪
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

▪	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

▪	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The prospectus has been updated on Page 16 with the requested disclosure.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

▪	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

▪
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

▪	the date on which each such selling shareholder entered into that short position; and

▪
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction. before the filing or after the filing of the registration statement, etc.).

The prospectus has been updated on Page 16 with the requested disclosure.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

▪
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

▪
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

We confirm that it is our view that the above description of the relationships andarrangements between and among those parties already is presented in theprospectus and that all agreements between and/or among those parties areincluded as exhibits to the registration statement.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

The prospectus has been updated on Page 16 with the requested disclosure.

11.	In the next amendment, please have your controller or principal accounting officer sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

The signature page of the SB-2 has been amended accordingly.

---------------------------------

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL LLP

/s/ Deanna R. Whitestone, Esq.

cc:	Benjamin Alexander, Esq.
Bill Hartman